UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.    )*

NORTECH SYSTEMS INCORPORATED

(Name of Issuer)

Common Stock, $.01 par value

(Title of Class of Securities)

656553 104

(CUSIP Number)

Curtis Squire, Inc.

7201 Metro Boulevard

Edina, MN 55439

Phone: (952) 918-4166

With a copy to:

Martin R. Rosenbaum, Esq.

Maslon LLP

3300 Wells Fargo Center

90 South Seventh Street

Minneapolis, MN 55402-4140

Phone: (612) 672-8200

(Name, Address and Telephone Number of Persons
Authorized to Receive Notices and Communications)

November 18, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

CUSIP No. 656553 104

1	Name of Reporting Persons Curtis Squire, Inc.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO (See Item 3)

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Minnesota

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 1,344,066

	8	Shared Voting Power

	9	Sole Dispositive Power 1,344,066

	10	Shared Dispositive Power

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,344,066

12	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (9) 49.0%

14	Type of Reporting Person (See Instructions) CO

CUSIP No. 656553 104

1	Name of Reporting Persons Anita Kunin

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) PF, OO (See Item 3)

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Minnesota

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 48,269

	8	Shared Voting Power 1,344,066

	9	Sole Dispositive Power 48,269

	10	Shared Dispositive Power 1,344,066

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,392,335

12	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (9) 50.8%

14	Type of Reporting Person (See Instructions) IN

CUSIP No. 656553 104

1	Name of Reporting Persons David Kunin

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) AF

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Minnesota

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 1,344,066

	9	Sole Dispositive Power

	10	Shared Dispositive Power 1,344,066

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,344,066

12	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (9) 49.0%

14	Type of Reporting Person (See Instructions) IN

CUSIP No. 656553 104

1	Name of Reporting Persons James Timothy Kunin

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) AF

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Minnesota

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 1,344,066

	9	Sole Dispositive Power

	10	Shared Dispositive Power 1,344,066

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,344,066

12	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (9) 49.0%

14	Type of Reporting Person (See Instructions) IN

CUSIP No. 656553 104

1	Name of Reporting Persons Andrew Kunin

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) AF

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Minnesota

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 1,344,066

	9	Sole Dispositive Power

	10	Shared Dispositive Power 1,344,066

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,344,066

12	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (9) 49.0%

14	Type of Reporting Person (See Instructions) IN

CUSIP No. 656553 104

1	Name of Reporting Persons William Kunin

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) AF

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Minnesota

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 1,344,066

	9	Sole Dispositive Power

	10	Shared Dispositive Power 1,344,066

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,344,066

12	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (9) 49.0%

14	Type of Reporting Person (See Instructions) IN

CUSIP No.   656553 104

Item 1.         Security and Issuer.

This Schedule 13D relates to shares of the Common Stock, $.01 par value, of Nortech Systems Incorporated, a Minnesota corporation (the “Issuer” or the “Company”). The address of the principal executive offices of the Issuer is 1120 Wayzata Blvd. E., Suite 201, Wayzata, MN 55391.

Item 2.         Identity and Background.

(a) This Schedule 13D is being filed jointly by

•       Curtis Squire, Inc., a Minnesota corporation

•       Anita Kunin, an individual and Vice President, Treasurer and a director of Curtis Squire, Inc.

•       David Kunin, an individual, President and a director of Curtis Squire, Inc. and a director of the Issuer

•       James Timothy Kunin, an individual and a director of Curtis Squire, Inc.

•       Andrew Kunin, an individual and a director of Curtis Squire, Inc.

•       William Kunin, an individual and a director of Curtis Squire, Inc.

Anita Kunin is the mother of David Kunin, James Timothy Kunin, Andrew Kunin and William Kunin.

(b) The principal office and place of business for all of the Reporting Persons is 7201 Metro Boulevard Edina, MN 55439.

(c) See item (a) above.

(d) - (e) During the last five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) nor have the parties been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such individual was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting, or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  Anita Kunin, David Kunin, James Kunin, Andrew Kunin, and William Kunin are citizens of the United States of America.  Curtis Squire, Inc. is a Minnesota corporation.

Item 3.         Source and Amount of Funds or Other Consideration.

The shares of Issuer reported herein were originally held by founder, Myron Kunin.  As personal representative of Myron Kunin’s estate, Anita Kunin transferred 1,344,066 shares to Curtis Squire, Inc., and 48,269 shares were transferred to Ms. Kunin individually.

Item 4.         Purpose of Transaction.

David Kunin is a director of the Issuer.  Curtis Squire, Inc. and Anita Kunin are each holding the securities for investment purposes.

The Reporting Persons do not have any plans or proposals, which relate to, or would result in, any of the matters referred to in paragraphs (b) through (j), inclusive of Item (4) of Schedule 13D.

Item 5.         Interests in Securities of the Issuer.

(a)  - (b)   David Kunin, the President and a director of Curtis Squire, Inc., is a director of the Issuer.  He beneficially owns and has shared voting and dispositive power over 1,344,066 shares held by Curtis Squire, Inc.

Anita Kunin, Vice President and a director of Curtis Squire, Inc.  She beneficially owns and has shared voting and dispositive power over 1,344,066 shares held by Curtis Squire, Inc. and beneficially owns and has sole voting and dispositive power over 48,269 shares held by her individually.

James Kunin, Andrew Kunin, and William Kunin are all directors of Curtis Squire, Inc. and share voting and dispositive power over 1,344,066 shares held by Curtis Squire, Inc.

Anita Kunin is the mother of David Kunin, James Kunin, Andrew Kunin, and William Kunin.

Curtis Squire, Inc. is deemed to beneficially own 49.0% of the shares outstanding and Anita Kunin is deemed to beneficially own 50.8% of the shares outstanding, based upon 2,742,992 shares outstanding as of February 28, 2015.

(c)                                  Not applicable.

(d)                                 Not applicable.

(e)                                  Not applicable.

Item 6.         Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None.

Item 7.         Material to be Filed as Exhibits.

None

CUSIP No.   656553 104

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 23, 2015

CURTIS SQUIRE, INC.

By:	/s/ David Kunin
David Kunin
President

By:	/s/ Anita Kunin
Anita Kunin